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                                                                     Exhibit A-7

[PENTON LOGO]
Press Release
                                                              Penton Media, Inc.
                                                            1100 Superior Avenue
                                                    Cleveland, OH 44114-2543 USA
                                                                    216.696.7000
                                                                Fax 216.696.0836
                                                           http://www.penton.com

                                                           FOR IMMEDIATE RELEASE
                                                       MEDIA CONTACT: Gary Wells
                                                        Dix & Eaton Incorporated
                                                                    216-241-4631
                                                   ANALYST CONTACT: Lisa Hagerty
                                                        Dix & Eaton Incorporated
                                                                    216-241-4606

                         PENTON MEDIA AGREES TO ACQUIRE
               MECKLERMEDIA CORPORATION IN ALL-CASH TENDER OFFER;
                 TRANSACTION ACCELERATES PENTON GROWTH STRATEGY

CLEVELAND, OH -- October 8, 1998 -- Penton Media, Inc. (NYSE: PME) today announced it has entered into a definitive merger agreement to acquire Mecklermedia Corporation (NASDAQ: MECK) for approximately $274 million. Penton Media will soon commence a tender offer to acquire all outstanding shares of Mecklermedia's common stock for $29 per share, which represents a premium of 43.7% over Mecklermedia's closing price yesterday of $20.19. The transaction is subject to certain terms and conditions, including the valid tender of at least a majority of the shares outstanding on a fully diluted basis, the financing referred to below, and normal regulatory approvals. Any shares not purchased in the tender will be acquired for the same price in cash in a second-step merger.

Alan Meckler, chairman and CEO of Mecklermedia, who controls approximately 30% of the outstanding shares of Mecklermedia common stock, has entered into an agreement with Penton in which he has agreed, among other things, to tender his shares into the offer and to give Penton an option to purchase his shares in the case of a third party offer for Mecklermedia. Both companies anticipate that the tender offer will close in November 1998.

The Boards of Directors of Penton Media and Mecklermedia have each unanimously approved the acquisition by the vote of all directors present.

Penton said the transaction will be financed primarily through additional borrowings. Donaldson, Lufkin & Jenrette, which initiated the transaction, and its affiliates have committed to provide the financing necessary for Penton to consummate the tender offer and the merger, refinance existing Penton indebtedness, and pay related expenses. DLJ has acted as Penton's financial advisor in connection with the transaction and is acting as dealer manager for the tender.

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Mecklermedia was founded in 1971 by Mr. Meckler. The company is the world's leading business media company service the Internet industry. Its products include the Internet World and ISPCON trade shows and conferences, Internet World, a weekly magazine, and Boardwatch, a monthly magazine. It owns Internet.com, a network of Web sites (http://www.internet.com), and publishes the ISDEX, the only 100% Internet stock index featuring 50 leading companies (http://www.isdex.com). Mecklermedia's global presence includes Internet World and ISPCON trade shows in 29 countries and licensed publications throughout the United States, Canada, Mexico, South America, Europe, the Middle East, Asia, Africa, and Australia.

"Mecklermedia is an excellent strategic fit for Penton Media, and its acquisition will accelerate our plan to enter new growth markets," said Thomas
L. Kemp, CEO of Penton Media. "Mecklermedia will provide Penton Media with a strong position in the fast-growing Internet segment of the computer information industry."

Mr. Kemp added, "Alan Meckler and his team have built cutting-edge businesses from the ground up that have drawn loyal customers the world over, and have helped shape information delivery for the worldwide Internet community. We are truly excited about joining our two organizations to deliver powerful information to Internet users in business and in learning environments, and to deliver marketing solutions to the technology product and service providers who are driving the growth of this market."

"The combination of Mecklermedia and Penton Media resources offers truly exciting financial and strategic potential for our shareholders, employees and customers alike," said Mr. Meckler. "I look forward to realizing our timely partnership and building upon the strong foundations of both Penton and Mecklermedia."

Mr. Kemp also noted that the addition of Mecklermedia underscores Penton Media's strategic objectives of significantly increasing the volume of revenues generated from the trade show and conference component of its operations, and of expanding its global presence. Trade shows accounted for approximately 70% of Mecklermedia's $60.8 million in revenues for the 12 months ended June 30, 1998. The company has launched or acquired over 10 new events in 1998.

Mecklermedia's Spring Internet World trade show in Los Angeles and Fall Internet World in New York City are among the largest and fastest growing trade show events in the United States, according to the 1998 Tradeshow Week 200 industry directory. Each event attracted more than 50,000 visitors.

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The Mecklermedia acquisition follows Penton Media's 1997 purchases of A/E/C
SYSTEMS International, Industrial Shows of America, Independent Exhibitions, Ltd. in the UK, and its 1998 purchase of Donohue/Meehan Publishing Company.

Mecklermedia, which employs 185 staff members, is headquartered in Westport, CT, and has other North American operations in New York City, Burlingame, CA, and Wellesley, MA, and overseas offices in London and Hong Kong.

Mr. Kemp said Penton Media and Mecklermedia will be joint venture partners in Mecklermedia's Internet.com business. Mr. Meckler will be Internet.com's chairman and CEO. He also will be engaged in a consulting relationship with Penton Media. Internet.com and Penton also will enter into a long-term services agreement.

Penton Media, Inc. is a diversified business media company that publishes magazines and electronic information products, produces trade shows and conferences, and provides marketing and business development products and services, including direct mail lists, research and custom publishing. Penton Media serves the design/engineering; electronics; food/hospitality; government/compliance; information technology; leisure; management; manufacturing; mechanical systems/construction; and supply chain/aviation markets. Penton Media was recently spun off from Chicago-based Pittway Corporation. It began trading on the New York Stock Exchange on August 10.

Statements in this document that are not historical in nature are forward-looking statements. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that the Company's financial goals will be realized. Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company. Such factors are detailed in reports filed with the Securities and Exchange Commission.

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